UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 2)1

PFSweb, Inc.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

717098206

(CUSIP Number)

ANDREW FREEDMAN, ESQ.

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

March 24, 2020

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 717098206

1	NAME OF REPORTING PERSON

ENGINE CAPITAL, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		1,103,895
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

1,103,895
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,103,895
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.7%
14	TYPE OF REPORTING PERSON

PN

2

CUSIP No. 717098206

1	NAME OF REPORTING PERSON

ENGINE JET CAPITAL, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		240,157
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

240,157
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

240,157
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.2%
14	TYPE OF REPORTING PERSON

PN

3

CUSIP No. 717098206

1	NAME OF REPORTING PERSON

ENGINE CAPITAL MANAGEMENT, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		1,344,052
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

1,344,052
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,344,052
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.9%
14	TYPE OF REPORTING PERSON

OO

4

CUSIP No. 717098206

1	NAME OF REPORTING PERSON

ENGINE CAPITAL MANAGEMENT GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		1,344,052
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

1,344,052
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,344,052
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.9%
14	TYPE OF REPORTING PERSON

OO

5

CUSIP No. 717098206

1	NAME OF REPORTING PERSON

ENGINE INVESTMENTS, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		1,344,052
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

1,344,052
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,344,052
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.9%
14	TYPE OF REPORTING PERSON

OO

6

CUSIP No. 717098206

1	NAME OF REPORTING PERSON

ARNAUD AJDLER
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

BELGIUM
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		1,344,052
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

1,344,052
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,344,052
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.9%
14	TYPE OF REPORTING PERSON

IN

7

CUSIP No. 717098206

The following constitutes Amendment No. 2 to the Schedule 13D filed by the undersigned (“Amendment No. 2”). This Amendment No. 2 amends the Schedule 13D as specifically set forth herein.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The Shares purchased by each of Engine Capital and Engine Jet were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases. The aggregate purchase price of the 1,103,895 Shares beneficially owned by Engine Capital is approximately $8,847,958, including brokerage commissions. The aggregate purchase price of the 240,157 Shares beneficially owned by Engine Jet is approximately $1,804,136, including brokerage commissions.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

On March 24, 2020, the Reporting Persons entered into a Nomination and Standstill Agreement (the “2020 Agreement”) with the Issuer. In connection therewith, James Reilly, the Chairman of the Issuer’s Board of Directors (the “Board”), informed the Board that he will not stand for re-election at the Issuer’s 2020 annual meeting of stockholders (the “2020 Annual Meeting”) and the Issuer agreed, among other things, to (i) reduce the size of the Board by one member effective upon the conclusion of the 2020 Annual Meeting, (ii) appoint director Monica Luechtefeld as the Chairperson of the Board immediately following the conclusion of the 2020 Annual Meeting and (iii) re-nominate Rob Frankfurt for election to the Board at the 2020 Annual Meeting.

Pursuant to the terms of the 2020 Agreement, at the 2020 Annual Meeting and at any meeting of the Issuer’s stockholders held prior to the expiration of the Standstill Period (as defined below), the Reporting Persons agreed to vote all Shares in favor of the election of all director candidates nominated by the Board and to vote all Shares in accordance with the Board’s recommendation with respect to each other matter submitted to and recommended for stockholder approval by the Board; provided, however, that in the event that Institutional Shareholder Services Inc. (“ISS”) and Glass Lewis & Co., LLC (“Glass Lewis”) recommend otherwise with respect to any proposals (other than the election or removal of directors), the Reporting Persons are permitted to vote in accordance with ISS’s and Glass Lewis’ recommendation; provided, further, that the Reporting Persons are permitted to vote in their sole discretion with respect to any tender offer, exchange offer, merger, consolidation, business combination or other change-of-control transaction.

In addition, the Reporting Persons agreed to certain customary standstill provisions, effective as of the date of the 2020 Agreement through the date that is fifteen (15) business days prior to the deadline for the submission of stockholder nominations for the 2021 annual meeting of stockholders (the “Standstill Period”). The standstill provisions generally restrict the Reporting Persons’ abilities to engage in certain proxy solicitations, make certain stockholder proposals, call meetings of stockholders or solicit consents from stockholders, obtain additional representation on the Board and seek to remove any of the Issuer’s directors. Also, under the standstill provisions, the Reporting Persons have agreed not to increase their ownership to in excess of 10% of the Issuer’s then-outstanding stock.

8

CUSIP No. 717098206

The foregoing description of the 2020 Agreement does not purport to be complete and is qualified in its entirety by reference to the 2020 Agreement, which is attached hereto as Exhibit 99.1 hereto and is incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer.

Items 5(a)-(c) are hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 19,465,753 Shares outstanding as of March 10, 2020, which is the total number of Shares outstanding as reported in the Issuer’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 16, 2020.

A.	Engine Capital
(a)	As of the date hereof, Engine Capital directly owned 1,103,895 Shares.

Percentage: Approximately 5.7%

(b)	1. Sole power to vote or direct vote: 1,103,895
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,103,895
4. Shared power to dispose or direct the disposition: 0

B.	Engine Jet
(a)	As of the date hereof, Engine Jet directly owned 240,157 Shares.

Percentage: Approximately 1.2%

(b)	1. Sole power to vote or direct vote: 240,157
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 240,157
4. Shared power to dispose or direct the disposition: 0

9

CUSIP No. 717098206

C.	Engine Management
(a)	Engine Management, as the investment manager of each of Engine Capital and Engine Jet, may be deemed to beneficially own the 1,344,052 Shares owned in the aggregate by Engine Capital and Engine Jet.

Percentage: Approximately 6.9%

(b)	1. Sole power to vote or direct vote: 1,344,052
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,344,052
4. Shared power to dispose or direct the disposition: 0

D.	Engine GP
(a)	Engine GP, as the general partner of Engine Management, may be deemed to beneficially own the 1,344,052 Shares owned in the aggregate by Engine Capital and Engine Jet.

Percentage: Approximately 6.9%

(b)	1. Sole power to vote or direct vote: 1,344,052
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,344,052
4. Shared power to dispose or direct the disposition: 0

E.	Engine Investments
(a)	Engine Investments, as the general partner of each of Engine Capital and Engine Jet, may be deemed to beneficially own the 1,344,052 Shares owned in the aggregate by Engine Capital and Engine Jet.

Percentage: Approximately 6.9%

(b)	1. Sole power to vote or direct vote: 1,344,052
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,344,052
4. Shared power to dispose or direct the disposition: 0

10

CUSIP No. 717098206

F.	Arnaud Ajdler
(a)	Mr. Ajdler, as the managing partner of Engine Management, and the managing member of each of Engine GP and Engine Investments, may be deemed to beneficially own the 1,344,052 Shares owned in the aggregate by Engine Capital and Engine Jet.

Percentage: Approximately 6.9%

(b)	1. Sole power to vote or direct vote: 1,344,052
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,344,052
4. Shared power to dispose or direct the disposition: 0

Each Reporting Person may be deemed to be a member of a “group” with the other Reporting Persons for purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and such group may be deemed the beneficial owner of the Shares directly owned by each of the Reporting Persons. The filing of this Amendment No. 2 to the Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Exchange Act, the beneficial owners of any securities of the Issuer that he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that he or it does not directly own.

(c)	The Reporting Persons have not entered into any transactions in the Shares during the past sixty (60) days.
Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

On March 24, 2020, the Reporting Persons and the Issuer entered into the 2020 Agreement as defined and described in Item 4 above, which is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibit:

99.1	Nomination and Standstill Agreement, dated March 24, 2020, by and among Engine Capital, L.P., Engine Jet Capital, L.P., Engine Capital Management, LP, Engine Capital Management GP, LLC, Engine Investments, LLC, Arnaud Ajdler and PFSweb, Inc.

11

CUSIP No. 717098206

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 25, 2020

Engine Capital, L.P.

By:	Engine Investments, LLC General Partner

By:	/s/ Arnaud Ajdler
	Name:	Arnaud Ajdler
	Title:	Managing Member

Engine Jet Capital, L.P.

By:	Engine Investments, LLC General Partner

By:	/s/ Arnaud Ajdler
	Name:	Arnaud Ajdler
	Title:	Managing Member

Engine Capital Management, LP

By:	Engine Capital Management GP, LLC General Partner

By:	/s/ Arnaud Ajdler
	Name:	Arnaud Ajdler
	Title:	Managing Member

Engine Capital Management GP, LLC

By:	/s/ Arnaud Ajdler
	Name:	Arnaud Ajdler
	Title:	Managing Member

12

CUSIP No. 717098206

Engine Investments, LLC

By:	/s/ Arnaud Ajdler
	Name:	Arnaud Ajdler
	Title:	Managing Member

/s/ Arnaud Ajdler
Arnaud Ajdler

13